EXHIBIT 99.1

Mexico Management Appointments and Departure

VANCOUVER, British Columbia, April 18, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR) announces several key management appointments in Mexico to augment the Operations group, including Marco Meneses as General Manager for the Guanajuato District and the El Cubo and Bolanitos mines, Jorge Coss as the General Manager for the Zacatecas District and the new El Compas mine, and Jose Luis Nevarez as the Project Leader for the Terronera mine development project.  Endeavour has completed its search for a new Vice President, Project Development and expects to make an announcement in May.

The Company also announces that Tomas Iturriaga, Vice President of Operations, has resigned from his position for personal reasons.  Godfrey Walton, COO, will assume Mr. Iturriaga’s responsibilities until a new appointment is made.  Endeavour board and management thank Tomas for his contributions and wish him well in his future endeavours.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting 20% production growth to 10.2-11.2 million oz silver equivalent in 2018. Endeavour is currently developing its fourth high-grade, underground, silver‑gold mine in Mexico and has a compelling pipeline of exploration and development projects to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in the future including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.